December 5, 2024

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
RT.5/RW.4, Karet, Semanggi
Kota Jakarta Selatan
Daerah Khusus Ibukota
Jakarta 12930, Indonesia

        Re: NusaTrip Incorporated
            Registration Statement on Form S-1
            Filed November 19, 2024
            File No. 333-283323
Dear Tjin Patrick Soetanto:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. In your prior filing on October 24, 2024, you stated that you employed more than 100 staff members in your offices in Jakarta, Vietnam and Singapore. Revise to provide the reasons for and the timing of any company actions which resulted in the 35%
       decrease you now show as of September 30, 2024.
 December 5, 2024
Page 2

Capitalization, page 38

2. Please expand or correct as necessary, the following disclosures surrounding the capitalization table to support the amounts presented:

             Expand your disclosures preceding the capitalization table to clearly state the basis for the amounts presented in the pro forma and pro forma as adjusted columns.
             Revise or tell us how you calculated the $16,233,322 in pro forma and pro forma as adjusted cash.
             Revise the line item description labeled    Treasury shares    to
correctly identify
           these shares as Series X Super Voting Preferred Stock.
             Revise or tell us why the Series X Super Voting Preferred Stock should remain in the pro forma and pro forma as adjusted columns as these shares were canceled in
           October 2024.
             Revise the number of pro forma as adjusted common shares outstanding listed in the Common Stock line item to correctly include 1,066,668 shares.
             Revise or tell us why the underwriter discount and other offering related expenses are not classified within Additional Paid-In Capital.
Dilution, page 39

3. Please expand your qualitative disclosures on page 39 regarding net tangible assets and dilution before and after the offering to clearly state whether the amounts disclosed consider the impact of both the offering of 2,700,000 shares at an assumed initial public offering price of US$4.50 per share, after deducting underwriting discounts and estimated offering expenses, and the conversion of the convertible notes issued in October 2024 into 1,066,668 shares. Your current disclosures are unclear as they refer only to the offering; however, the dilution amounts take into consideration the impact of the shares issued upon conversion of the notes.
4. Please revise to exclude intangible assets from your historical and adjusted net tangible book value and per share information.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 December 5, 2024
Page 3

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if
you have questions regarding comments on the financial statements and related matters. Please contact Timothy Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Ted Paraskevas, Esq., of Loeb & Loeb LLP